July 12, 2005

Craig Wilson

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Verity, Inc. (File No. 000-26880)
Form 10-K for the fiscal year ended May 31, 2004
Form 10-Q for the quarters ended August 31 and November 30, 2004 and February 28, 2005

Gentlemen:

On behalf of Verity, Inc., we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 27, 2005, with respect to Verity’s Annual Report on Form 10-K for the fiscal year ended May 31, 2004 (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience, have been incorporated into this response letter.

Prior Comment no. 4

1.	We believe that the quantitative materiality and the fact that your auction rate securities do not meet the definition of cash equivalents under paragraphs 8 and 9 of SFAS 95 require you to amend your fiscal 2004 Form 10-K. You should correct the historical balance sheets and statements of cash flows in the amendment and you may characterize the correction as a reclassification. The amendment should also include the following:

•	Footnote disclosure explaining why the reclassification was made (i.e., to comply with SFAS 95) and clearly describing the impact on the financial statements; and

•	Footnote disclosure explaining the basis for the current or non-current classification of the securities in accordance with paragraph 17 of SFAS 115 and Chapter 3A of ARB 43.

In response to the comment, Verity intends to file tomorrow an Amendment No. 1 to its Annual Report on Form 10-K on Form 10-K/A making the changes requested in the comment. Please note that, in addition to the changes made in response to the comment, we have also effected several other reclassifications, as described in the explanatory note at the beginning of the Form 10-K/A, and have revised cashflows from investing activities to remove purchases, sales and maturities of financial instruments that which we have concluded were transactions in cash and cash equivalents rather than in investments.

* * * *

Craig Wilson

Securities and Exchange Commission

July 12, 2005

In addition, pursuant to your request, Verity acknowledges:

•	Verity is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Verity may not assert Staff comments as a defense is any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (408) 542-2056 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Steven R. Springsteel
Steven R. Springsteel
Senior Vice President of Finance and Administration and Chief Financial Officer

cc:	Megan Akst, Staff Accountant, U.S. Securities and Exchange Commission
Kathleen Collins, Branch Chief, U.S. Securities and Exchange Commission